Exhibit 99.1

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2004	2003	2004	2003
	(unaudited — in millions of United States dollars except per share data)
	(Restated — note 2a)		(Restated — note 2a)
Revenues	$756	$485	$2,194	$1,447

Operating expenses
Costs of sales
Costs of metal and other product sales	400	352	1,211	1,024
Depreciation and amortization of plant and equipment	59	61	183	186

	459	413	1,394	1,210
Selling, general and administrative (note 6)	28	19	82	63
Exploration	8	8	16	18
Research and process development	3	3	8	7
Other expense (note 2b)	22	9	2	5

	520	452	1,502	1,303

Operating income	236	33	692	144

Interest (note 2b)	11	12	27	37

Earnings before taxes and non-controlling interest	225	21	665	107
Income and mining taxes	67	1	177	9
Non-controlling interest in earnings of subsidiaries	3	1	10	2

Earnings for the period	$155	$19	$478	$96
Dividends on preferred shares	2	2	5	6

Earnings attributable to common shares	$153	$17	$473	$90

Basic earnings per common share	$0.85	$0.10	$2.64	$0.51
Diluted earnings per common share	$0.85	$0.10	$2.62	$0.51

FALCONBRIDGE LIMITED

EARNINGS CONTRIBUTIONS

	Three months ended Sept. 30,		Nine months ended Sept.30,
	2004	2003	2004	2003
	(unaudited — in millions of United States dollars)
	(Restated — note 2a)		(Restated — note 2a)
Principal operations —
Integrated Nickel Operations (INO)	$106	$31	$327	$121
Falconbridge Dominicana, C. por A.	40	$17	139	28

Nickel Operations	146	48	466	149

Kidd Creek Operations	(15)	(23)	(31)	(53)
Collahuasi	124	23	242	76
Lomas Bayas	23	8	69	19

Copper Operations	132	8	280	42

Corporate costs (note 2b)	42	23	54	47

Operating income	236	33	692	144
Interest (note 2b)	11	12	27	37
Income and mining taxes	67	1	177	9
Non-controlling interest in earnings of subsidiaries	3	1	10	2

Earnings (loss) for the period	155	19	478	96
Dividends on preferred shares	2	2	5	6

Earnings attributable to common shares	$153	$17	$473	$90

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30, 2004	December 31, 2003
	(unaudited — in millions of United States dollars)
	(Restated — note 2a)
ASSETS
Current
Cash and cash equivalents	$537	$298
Accounts and metals settlements receivable	298	258
Inventories	533	442

Total current assets	1,368	998
Property, plant and equipment (note 2a, 4, 5)	3,122	2,970
Deferred expenses and other assets (note 2b)	339	204

Total assets	$4,829	$4,172

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$285	$255
Income and other taxes payable	27	23
Long-term debt due within one year	278	71

Total current liabilities	590	349
Long-term debt	1,137	1,356
Future income and mining taxes	312	205
Employee future benefits	136	150
Other long-term liabilities (note 2a, 2b)	237	147
Non-controlling interest	34	27

Total liabilities	2,446	2,234

Shareholders' equity (note 2a, 7)	2,383	1,938

Total liabilities and shareholders' equity	$4,829	$4,172

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Nine months ended Sept. 30, 2004		Nine months ended Sept. 30, 2003
	Number	Amount	Number	Amount
	(unaudited — in millions of United States dollars)
			(Restated — note 2a)
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of period	178,792,492	$1,450	177,603,432	$1,430
Issued pursuant to employee stock options	925,298	15	800,800	8
Repurchase of common shares	—	—	(600,000)	(5)

Balance, end of period	179,717,790	1,465	177,804,232	1,433

Preferred shares Series 1
Balance, beginning and end of period	89,835	1	89,835	1

Preferred shares Series 2
Balance, beginning of period	7,910,165	129	7,910,165	129
Conversion of units (note 7)	(3,122,882)	(78)	—	—

Balance, end of period	4,787,283	51	7,910,165	129

Preferred shares Series 3
Balance, beginning of period	—	—	—	—
Issue of units (note 7)	3,122,882	78	—	—

Balance, end of period	3,122,882	78	—	—

Contributed surplus		3		3

Surplus (Deficit)
Balance, beginning of year		128		(5)
Adjustment for change in accounting standard
Asset retirement obligations (note 2a)		10		14
Earnings for the period		478		96
Dividends
— Common shares		(41)		(37)
— Preferred shares		(5)		(6)
Loss on Repurchase of Common Shares		—		(2)

Balance, end of period		570		60

Cumulative translation adjustment		215		217

Total shareholders' equity		$2,383		$1,843

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2004	2003	2004	2003
	(Restated — note 2a)		(Restated — note 2a)
	(unaudited — in millions of United States dollars)
Operating activities
Earnings for the period	$155	$19	$478	$96
Add (deduct) items not affecting cash
Depreciation and amortization	80	61	207	186
Future income and mining taxes	46	(10)	103	(13)
Non-controlling interest in earnings of subsidiaries	3	1	10	2
Other	19	77	(2)	84
Contributions to pension fund in excess of provision	1	(4)	(13)	(9)

Cash provided by operating activities before working capital changes	304	144	783	346
Net change in receivables, inventories and payables	(4)	41	(99)	23

Cash provided by operating activities	300	185	684	369

Investing activities
Capital expenditures and deferred project costs	(169)	(88)	(397)	(233)
Proceeds on disposal of assets	1	—	1	—
Change in other assets	(1)	(84)	(3)	(99)

Cash used in investing activities	(169)	(172)	(399)	(332)

Financing activities
Long-term debt, including current portion:
Issued	—	30	28	277
Repaid	(7)	(50)	(43)	(138)
Dividends paid
— Common shareholders	(14)	(13)	(41)	(37)
— Preferred shareholders	(1)	(2)	(4)	(6)
— Minority shareholders of Falcondo	—	—	(1)	—
Repurchase of common shares	—	1	—	(5)
Issue of common shares	1	7	15	8

Cash (used in) provided by financing activities	(21)	(27)	(46)	99

Cash provided (used) during the period	110	(14)	239	136
Cash and cash equivalents, beginning of period	427	315	298	165

Cash and cash equivalents, end of period	$537	$301	$537	$301
Supplementary Information:
Cash paid for interest	$9	$6	$36	$34
Cash paid for income and mining taxes	$21	$5	$69	$11

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(unaudited)
Metal sales (tonnes, except precious metals and silver)
Integrated Nickel Operations (INO)
Nickel	15,228	17,558	51,371	58,510
Nickel purchased for resale	204	—	204	—

Total	15,432	17,558	51,575	58,510

Copper	13,875	12,093	38,536	42,702
Precious metal revenues (US$000s)	24,436	22,686	72,881	67,400
Ferronickel	6,247	7,361	20,832	20,352
Kidd Creek Division
Zinc (including metal in concentrate)	34,501	25,407	94,696	89,285
Copper (including metal in concentrate)	23,040	26,098	67,843	81,246
Silver (000s ounces)	949	1,550	3,096	4,307
Collahuasi
Copper (including metal in concentrate)	62,013	37,281	137,969	128,508
Lomas Bayas
Copper	16,271	15,601	44,952	44,996
Total Sales
Nickel	21,679	24,919	72,407	78,862
Copper	115,199	91,073	289,300	297,452
Average prices realized (US$ per pound, except silver)
Nickel	$6.54	$4.33	$6.39	$3.99
Ferronickel	6.49	4.15	6.35	3.87
Copper Kidd	1.31	0.82	1.28	0.79
Collahuasi	1.27	0.80	1.26	0.78
Lomas Bayas	1.34	0.83	1.35	0.79
Zinc	0.48	0.41	0.50	0.40
Silver (US$ per ounce)	6.06	4.83	6.33	4.72

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2004	2003	2004	2003
	(unaudited)
Mine production (tonnes)
Sudbury
Nickel	6,796	5,170	16,928	18,473
Copper	6,640	6,098	17,919	22,622
Raglan
Nickel	6,972	6,082	19,869	19,494
Copper	1,795	1,688	5,133	5,110
Falcondo
Ferronickel	7,433	7,293	22,303	20,737
Kidd Mining Division
Copper	8,563	11,109	32,151	32,482
Zinc	25,594	19,782	57,086	57,433
Silver (000s ounces)	1,088	604	3,039	1,891
Collahuasi
Copper	65,067	40,477	146,868	128,203
Lomas Bayas
Copper	15,719	15,663	46,361	45,044
Total mine output
Nickel	21,201	18,545	59,100	58,704
Copper	97,784	75,035	248,432	233,461
Metal production (tonnes)
Sudbury — Smelter output
Nickel	8,606	11,373	34,542	42,057
Copper	2,697	3,824	12,582	14,479
Nikkelverk — Refinery output
Nickel	15,994	15,912	50,952	56,615
Copper	7,857	8,882	26,837	26,260
Falcondo
Ferronickel	7,433	7,293	22,303	20,737
Kidd Metallurgical Division
Zinc plant output — zinc	23,248	5,301	87,624	74,202
Copper Cathode — refinery output	30,957	24,448	83,077	99,431
Collahuasi
Copper	6,894	7,241	18,715	20,686
Lomas Bayas
Copper	15,719	15,663	46,361	45,044
Total refined output
Nickel	23,427	23,205	73,255	77,352
Copper	61,427	56,234	174,990	191,421

FALCONBRIDGE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

[Amounts reported in U.S. dollars, unless otherwise stated]

1.     ACCOUNTING POLICIES

  These unaudited interim consolidated financial statements of Falconbridge Limited ("Falconbridge" or the "Corporation") have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements except as described in note 2 below. These unaudited interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2003 Annual Report.

2.     CHANGE IN ACCOUNTING STANDARDS

  Effective January 1, 2004, the Corporation adopted three new accounting standards and guidelines issued by the Canadian Institute of Chartered Accountants (CICA); Asset Retirement Obligations (CICA 3110), Hedging Relationships (AcG 13), and Impairment of Long-lived Assets (CICA 3063).

  a)
  Asset retirement obligations

    Under the previous policy, costs related to ongoing site restoration programs were expensed when incurred, while a provision for mine closure and site closure costs was charged to earnings over the life of the operations. Under the new standard, a capital asset and corresponding long-term obligation, equal to the fair value of the legal obligation for asset retirement, determined at the date of adoption, was recorded. The key assumptions on which the fair value of the asset retirement obligations is based, include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Corporation uses discount rates ranging from 5.0 to 6.5%. Under the accounting standard, a provision for asset retirement is not required to be recorded for assets with indeterminate lives until such time as sufficient information exists to estimate a range of settlement dates. As such, although the Corporation will be subject to asset retirement obligations for its refinery in Norway as well as for the metallurgical facilities at Sudbury and Kidd Creek, we have not included these assets in our provision for asset retirement as sufficient information is not available at this time to estimate the timing of settlement. As of January 1, 2004, with respect to the Corporation's other asset retirement obligations, cash outflows totaling $450 million are expected to be incurred over a period ranging from 1 to 62 years. The related asset retirement cost is being depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is being accreted with a corresponding charge to operating income. This standard has been applied retroactively with restatement of prior years.

    As of January 1, 2003, the cumulative impact of the adoption of the standard was to increase retained earnings by $14 million, increase property, plant and equipment by $69 million, increase accumulated depreciation by $14 million, increase the provision for asset retirement by $37 million, and increase future income taxes by $5 million. The adoption of the new standard resulted in a decrease of $2 million and $3 million to previously reported earnings for the three months and nine months ended September 30, 2003, respectively.

  b)
  Hedging relationships

    As of January 1, 2004, the Corporation adopted CICA guideline AcG 13 which establishes new standards for when hedge accounting may be applied. Under the provisions of the guideline, the Corporation's interest rate swaps were deemed to be in a hedging relationship prior to the date of the guideline's implementation. As such, on January 1, 2004, the Corporation recorded a deferred mark-to-market gain of $27 million on its interest rate hedges, while recording a long-term receivable and a long-term payable of $67 million and $40 million, for those contracts in a gain and loss position, respectively. During the three months and nine months ended September 30, 2004, $2 million and $5 million, respectively, of this deferred gain was amortized into income as an adjustment of interest expense.

    Subsequent to the implementation of the guideline, the Corporation has to prove hedge effectiveness in order to qualify for hedge accounting. The Corporation's interest rate swaps did not qualify for hedge accounting until April 22, 2004. During the three months and nine months ended September 30, 2004, the Corporation recorded a mark-to-market loss of $nil for those contracts, which were not eligible for hedge accounting. For these contracts, the net interest received/paid on these positions is not shown as a reduction from/addition to interest, on the statement of earnings, but is shown as a component of other expense together with the change in fair value of those contracts during the period.

    For those energy price hedge contracts that were not eligible for hedge accounting, Falconbridge recorded a January 1, 2004 deferred mark-to-market gain of $3 million. Of this deferred gain, $1 million was amortized into income during the nine months ended September 30, 2004. In addition, Falconbridge recorded a $1 million mark-to-market loss and a $1 million mark-to-market gain on those contracts during the three months and nine months ended September 30, 2004, respectively.

    Under the provisions of the new guideline, the Corporation continues to be eligible for hedge accounting for forward contracts and option contracts used as a currency hedge of Canadian dollar operating costs. Falconbridge did not seek hedge accounting for forward contracts and option contracts used as an economic currency hedge of Canadian dollar denominated monetary assets and liabilities. These contracts continue to be marked to market.

  c)
  Impairment of long-lived assets

    CICA section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003, and as such was implemented by Falconbridge effective January 1, 2004. Under the provision of the standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. Impairment exists if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived asset's carrying value exceeds its fair value. Falconbridge has not recognized an impairment loss on any of its long-lived assets as a result of the implementation of this standard.

3.     FOREIGN EXCHANGE GAINS AND LOSSES

  Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are not denominated in its functional currency, which exposes it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Prior to July 1, 2003, at which point Falconbridge changed its functional and reporting currency to the U.S. dollar, the Corporation used foreign currency exchange contracts to hedge its U.S. dollar sales revenue (item 1b below). Subsequent to June 30, 2003, Falconbridge began using foreign currency exchange contracts to hedge its Canadian dollar operating costs (item 1a below). Falconbridge also uses foreign currency exchange contracts relating to other foreign currency expenditures, and foreign currency denominated monetary assets and liabilities. The gains/losses from these positions are included in other exchange gains and losses (item 2 below) as an offset to the translation gains/losses from the underlying hedged foreign assets and liabilities.

  Included in earnings for the three months and nine months ended September 30, 2004 and 2003 are exchange gains and (losses) as summarized below.

			Three months ended September 30,		Nine months ended September 30,
Source of Exchange Gains and Losses		Income statement grouping
			2004	2003	2004	2003
			($ millions)
1.	Hedging gains and (losses)
	a) Hedge of Canadian operating costs	Cost of Sales	10	11	38	11
	b) Hedge of US $ sales revenues	Sales Revenues	—	—	—	1
2.	Other exchange gains and (losses)	Other Income	(14)	(1)	(8)	(6)

4.     SEGMENTED INFORMATION

			Copper
	Nickel
(unaudited — $ millions)			Kidd Creek		Lomas Bayas	Corporate and other
	INO	Falcondo		Collahuasi			Total
Quarter ended September 30, 2004
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)
Revenues	$329	$90	$107	$182	$48	—	$756
Operating income (loss)	106	40	(15)	124	23	(42)	236
Depreciation, depletion and amortization	20	2	15	18	4	—	59
Property, plant & equipment	1,017	108	807	1,036	139	15	3,122
Capital expenditures & deferred projects costs	99	6	46	16	3	(1)	169
Quarter ended September 30, 2003
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)
Revenues	$230	$68	$96	$63	$28	$0	$485
Operating income (loss)	31	17	(23)	23	8	(23)	33
Depreciation, depletion and amortization	29	2	14	13	3	—	61
Property, plant & equipment	961	103	724	984	131	14	2,917
Capital expenditures & deferred projects costs	21	4	24	39	2	(2)	88
Year ended September 30, 2004
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)
Revenues	$1,044	$292	$345	$380	$133	—	$2,194
Operating income (loss)	327	139	(31)	242	69	(54)	692
Depreciation, depletion and amortization	75	7	49	39	12	1	183
Property, plant & equipment	1,017	108	807	1,036	139	15	3,122
Capital expenditures & deferred projects costs	188	12	117	65	14	1	397
Year ended September 30, 2003
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)
Revenues	$713	$174	$285	$197	$78	—	$1,447
Operating income (loss)	121	28	(53)	76	19	(47)	144
Depreciation, depletion and amortization	88	7	40	39	11	1	186
Property, plant & equipment	961	103	724	984	131	14	2,917
Capital expenditures & deferred projects costs	53	10	63	103	3	1	233
Principal base of operations	Canada	Dominican Republic	Canada	Chile	Chile	Canada

5.     CAPITALIZED INTEREST

  During the three months and nine months ended September 30, 2004, Falconbridge capitalized $7 million and $19 million, respectively, of interest costs associated with projects under development (2003 — $6 million and $13 million, respectively).

6.     STOCK OPTIONS

  During the three months ended September 30, 2004, Falconbridge granted no new stock options. During the nine months ended September 30, 2004, 380,500 stock options with a value of $4 million were granted. The total number of stock options exercised for the three months and nine months ended September 30, 2004 were 42,100 and 925,298, respectively. Stock option expense of $0.5 million and $1.5 million (2003 — $0.4 million and $ 1.1 million) for the three months and nine months ended September 30, 2004 is included in selling, general and administrative expense.

7.     PREFERRED SHARES — SERIES 3

  On March 1, 2004, holders of the Preferred Shares Series 2 converted 3,122,882 units, or 39.5% of such shares, to Cumulative Preferred Shares Series 3. The Corporation did not choose to redeem any of the Preferred Shares Series 2 for cash; as provided under the terms of the share issue.

8.     ASSET RETIREMENT OBLIGATION

  During the three months and nine months ended September 30, 2004, the provision for asset retirement obligations increased by $8 million and $4 million, respectively, as detailed below.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	($ millions)
Asset retirement obligation, beginning of period	(128)	(117)	(132)	(98)
Liabilities incurred in the current period	—	(3)	—	(8)
Liabilities settled during the current period	1	—	2	—
Accretion expense	(2)	(2)	(6)	(5)
Other	—	—	2	—
F/X	(7)	—	(2)	(11)

Asset retirement obligation, end of period	(136)	(122)	(136)	(122)

9.     POST-EMPLOYMENT BENEFIT EXPENSE

  The post-employment benefit expense for the three months and nine months ended September 30, 2004 is detailed below.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	($ millions)
Defined benefit pension plans	10	10	30	27
Defined contribution pension plans	2	2	6	5
Other benefit plans	6	4	16	12

	18	16	52	44

10.   DEBT

  The Corporation has unsecured committed credit facilities with various banks. During the three months and nine months ended September 30, 2004, the aggregate principal amount of the credit facilities increased by $5 million and $85 million from $485 million at June 30, 2004 and $405 million at December 31, 2003, respectively. As of September 30, 2004, letters of credit totaling US$18 million had been issued against this credit facility; thereby reducing the amount available under the facility. No other amounts have been drawn against the credit facility as of September 30, 2004.

11.   GUARANTEES

  In the normal course of business, the Corporation enters into numerous agreements that contain indemnification commitments and may contain other features that meet the expanded definition of guarantees. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Corporation has not made any significant payments under such indemnifications and therefore, no amounts have been accrued in the financial statements with respect to these indemnification commitments.